191 North Wacker Drive, Suite 1200 Chicago, IL 60606

May 19, 2016
VIA EDGAR AND FEDERAL EXPRESS
Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Care Capital Properties, Inc. Form 10-K for the fiscal year ended December 31, 2015 Filed March 10, 2016 File No. 1-37356
Dear Ms. Monick:
Set forth below is the response of Care Capital Properties, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 11, 2016 from you to Lori B. Wittman, the Company’s Executive Vice President and Chief Financial Officer, with respect to the above-referenced filing.
For the convenience of the Staff, we have set forth below the Staff’s comments in italics, immediately followed by our response thereto.
Schedule III, page 98

1.	We note your response to our prior comment three. Please further clarify for us the nature of the changes in real estate contributed from Ventas.

The changes in real estate contributed from Ventas reflect the net value of land, buildings and improvements of (i) four properties that had not been included in the Company’s historical carve-out financial statements as of December 31, 2014, but that Ventas subsequently determined to transfer to the Company in connection with the spin-off, offset by (ii) four properties that had been included in the Company’s historical carve-out financial statements as of December 31, 2014, but that Ventas subsequently determined to retain and not transfer to the Company in connection with the spin-off. Specifically, the value of land, buildings and improvements attributed to the four additional properties transferred to the Company was $85.6 million,

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United States Securities and Exchange Commission
May 19, 2016

and the value of land, buildings and improvements attributed to the four properties retained by Ventas was $25.9 million, resulting in a net increase during the year of $59.7 million. As this activity was neither an acquisition nor a capital expenditure, the Company reported it as “Other” on Schedule III.
We hope that the foregoing has been responsive to the Staff’s comments. Should any member of the Staff have any questions or comments or wish to discuss further the foregoing response to your May 11, 2016 letter, please call me at (312) 881-4702.
Very truly yours,
/s/ Lori B. Wittman
Lori B. Wittman
Executive Vice President and Chief Financial Officer

cc:	Raymond J. Lewis, Chief Executive Officer of Care Capital Properties, Inc. Kristen M. Benson, Executive Vice President, General Counsel and Corporate Secretary of Care Capital Properties, Inc.

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